UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The J.M. Smucker Company

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

832696405

(CUSIP Number)

Matthew C. Walsh, Esq.

Centerview Capital

3 Greenwich Office Park, 2nd Floor

Greenwich, CT 06831

Telephone: (212) 429-2211

with a copy to:

Marni J. Lerner, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Centerview Capital, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -964,278-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -907,556-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -964,278*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 0.8%

14	Type of Reporting Person (See Instructions) PN

*Represents a portion of the shares of common stock, without par value (the “Common Stock”), of The J.M. Smucker Company, an Ohio corporation (the “Issuer”) held directly by Blue Holdings I, L.P.  See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Centerview Capital GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -964,278-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -907,556-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -964,278-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 0.8%

14	Type of Reporting Person (See Instructions) PN

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Centerview Capital GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -964,278-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -907,556-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -964,278-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 0.8%

14	Type of Reporting Person (See Instructions) OO

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Centerview Capital Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -964,278-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -907,556-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -964,278-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 0.8%

14	Type of Reporting Person (See Instructions) OO

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Schedule 13D.

Item 1.                              Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, without par value (the “Common Stock”), of The J.M. Smucker Company, an Ohio corporation (the “Issuer”).  The Issuer’s principal executive offices are located at One Strawberry Lane, Orrville, Ohio 44667.

Item 2.                              Identity and Background

(a) and (f).

This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	Centerview Capital, L.P., a Delaware limited partnership;
(ii)	Centerview Capital GP, L.P., a Delaware limited partnership;
(iii)	Centerview Capital GP, LLC, a Delaware limited liability company; and
(iv)	Centerview Capital Holdings, LLC, a Delaware limited liability company (the entities listed in items (i) through (iv) are collectively referred to herein as the “Reporting Persons”).

Blue Holdings I, L.P. (“Blue Holdings”) directly owns all of the shares of Common Stock reported in this Statement.  Each of Centerview Capital, L.P. and certain of its affiliated investment funds (the “Centerview Investors”) holds limited partner interests in Blue Holdings and Centerview Capital, L.P. holds membership interests in, and has the right to appoint managers to the board of, Blue Holdings GP, LLC (“Blue Holdings GP”), the general partner of Blue Holdings.

The general partner of Centerview Capital, L.P. is Centerview Capital GP, L.P., the general partner of Centerview Capital GP, L.P. is Centerview Capital GP, LLC and the sole member of Centerview Capital GP, LLC is Centerview Capital Holdings, LLC.

James M. Kilts, Blair W. Effron and Robert A. Pruzan are members of the executive committee of Centerview Capital Holdings, LLC.  Each of Messrs. Kilts, Effron and Pruzan are United States citizens.

The Reporting Persons have entered into a joint filing agreement dated as of April 2, 2015, a copy of which is attached hereto as Exhibit A.

(b)               The address of the principal business office of Centerview Capital, L.P., Centerview Capital GP, L.P., Centerview Capital GP, LLC and Centerview Capital Holdings, LLC is:

c/o Centerview Capital

3 Greenwich Office Park, 2nd Floor

Greenwich, CT 06831

Attention: Matthew C. Walsh, General Counsel

The address of the principal business office of Messrs. Effron and Pruzan is c/o Centerview Partners LLC, 31 West 52nd Street, 22nd Floor, New York, NY 10019.  The address of the principal business office of Mr. Kilts is c/o Centerview Capital, 3 Greenwich Office Park, 2nd Floor, Greenwich, CT 06831.

(c)                Centerview Capital, L.P. is principally engaged in the business of investing in other companies.  Centerview Capital GP, L.P., Centerview Capital GP, LLC and Centerview Capital Holdings, LLC are principally engaged in the business of managing their affiliated investment entities, which invest in other companies.

(d)               During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                              Source and Amount of Funds or Other Consideration

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

In connection with the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of February 3, 2015 (the “Merger Agreement”) among the Issuer, Blue Acquisition Group, Inc. (the then parent of Big Heart Pet Brands, “BAG”), SPF Holdings I, Inc. (“Merger Sub One”), SPF Holdings II, LLC (“Merger Sub Two”), and for the limited purposes set forth therein, Blue Holdings, as the Stockholder Representative, pursuant to which, among other things, Merger Sub One merged with and into BAG, with BAG continuing as the surviving corporation and a wholly owned subsidiary of the Issuer, and BAG subsequently merged with and into Merger Sub Two, with Merger Sub Two continuing as the surviving entity and a wholly owned subsidiary of the Issuer (the mergers being referred to herein as, the “Mergers”), on March 23, 2015, Blue Holdings received, in exchange for its 312,829,237 shares of common stock of BAG, an aggregate of 17,061,079 shares of Common Stock.

Item 4.                              Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock as described in this Statement for investment purposes and intend to review their investments in the Issuer on a continuing basis.  Subject to the terms of the Shareholders Agreement (as defined and described further below), depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

Without limiting the foregoing, and subject to the terms of the Shareholders Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).  In particular, upon the expiration of the Restricted Period described under Item 6 and upon effectiveness of the shelf registration statement required to be put into place by the Issuer (see “Registration Rights” under Item 6), the Reporting Persons intend, from time to time depending on the various factors described above, to dispose of shares of Common Stock, including pursuant to registered sales under such shelf registration statement and to deliver to the Issuer take-down notices in connection therewith.

In addition, without limitation, subject to the terms of the Shareholders Agreement, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, articles of incorporation, regulations, corporate documents, agreements, de-listing or de-registration of the Issuer.

As of the date of the closing of the Mergers, David Hooper, an executive of Centerview Capital (as defined in Item 6), has been designated by the Centerview Investors pursuant to the Shareholders Agreement to serve as an observer on the Issuer’s board of directors.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that, the

Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.                              Interest in Securities of the Issuer

(a) and (b).

Blue Holdings holds an aggregate of 17,601,079 shares of Common Stock, in which Centerview Capital, L.P. may be deemed to have sole voting power over 964,278 shares and sole dispositive power over 907,556 shares by virtue of its membership interests in Blue Holdings GP, the general partner of Blue Holdings, and its limited partnership interests in Blue Holdings, which together provide it with the power to direct the voting and disposition of the Centerview Investors’ pro rata portion of shares of Common Stock held by Blue Holdings, as well as the power to direct the vote of an additional number of shares attributable to another limited partner of Blue Holdings in certain cases.  The shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 0.8% of the outstanding shares of Common Stock, based on an aggregate of 119,655,459 shares of Common Stock outstanding as of March 23, 2015, as provided to the Reporting Persons by the Issuer.

Each of Centerview Capital GP, L.P. (as the general partner of Centerview Capital, L.P.), Centerview Capital GP, LLC (as the general partner of Centerview Capital GP, L.P.) and Centerview Capital Holdings, LLC (as the sole member of Centerview Capital GP, LLC) may be deemed to have voting and dispositive power over the shares of Common Stock beneficially owned by Centerview Capital, L.P.  The Reporting Persons expressly disclaim beneficial ownership with respect to any other shares of Common Stock owned directly by Blue Holdings.  To the knowledge of the Reporting Persons, none of Messrs. Kilts, Effron or Pruzan beneficially owns any shares of Common Stock.

Each of Centerview Capital, L.P., KKR 2006 Fund L.P. and Vestar/Blue Investments I, L.P. owns membership interests in Blue Holdings GP, the general partner of Blue Holdings.  The Reporting Persons, Blue Holdings, KKR 2006 Fund L.P., Vestar/Blue Investments I, L.P., AlpInvest Partners Blue Co-Invest LLC and certain of their affiliates may each be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Blue Holdings.  However, this filing shall not be deemed an admission that any of such persons are members of such a group.  Blue Holdings, KKR 2006 Fund L.P., Vestar/Blue Investments I, L.P. (the “Vestar Investor”), AlpInvest Partners Blue Co-Invest LLC (the “AlpInvest Investor”) and certain of their respective affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock held by Blue Holdings.  In connection with arrangements between the limited partners of Blue Holdings, certain of the Centerview Investors are entitled in certain cases to a portion of the proceeds from the sale or transfer of other shares of Common Stock held directly by Blue Holdings and not reported herein as beneficially owned.

(c)                Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)               To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)                Not applicable.

Item 6.                              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Shareholders Agreement

Concurrently with entering into the Merger Agreement, the Issuer entered into a Shareholders Agreement, dated as of February 3, 2015 (the “Shareholders Agreement”), with Blue Holdings, Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Vestar Capital Partners (“Vestar”), Centerview Capital Management LLC (“Centerview Capital”), AlpInvest US Holdings, LLC (“AlpInvest”), and certain of their respective affiliated investment funds including KKR 2006 Fund L.P. and certain of its affiliated investment funds (the “KKR Investors”), the Vestar Investor, the Centerview Investors and the AlpInvest Investor. Other than with respect to certain specified provisions which became effective as of the date of the Shareholders Agreement, the Shareholders Agreement became effective at the closing of the Mergers, and sets forth certain governance arrangements and contains various provisions relating to, among other things, board observer rights, the acquisition of additional equity interests in the Issuer, prohibitions on taking certain actions relating to the Issuer, transfer restrictions, voting arrangements, and registration rights.

Board Observer Rights, Voting

Pursuant to the Shareholders Agreement, the Centerview Investors (taken together), the KKR Investors (taken together), and the Vestar Investor will each be entitled to designate one board observer to the Issuer’s board of directors (the “Board”). The right to designate a board observer will terminate for each of the Centerview Investors, the KKR Investors, and the Vestar Investor when the shares of Common Stock held by Blue Holdings which are attributable to such group of investors or held directly by such group of investors is less than 50% of the shares of Common Stock held by Blue Holdings initially attributable to such group of investors upon completion of the Mergers.  Until six months after an investor group (i) no longer has the right to designate a board observer or (ii) with respect to the AlpInvest Investor, when the shares of Common Stock held by Blue Holdings attributable to the AlpInvest Investor or held directly by the AlpInvest Investor is less than 50% of the shares of Common Stock held by Blue Holdings initially attributable to the AlpInvest Investor upon completion of the Mergers, such investor or investor group will be required to cause Blue Holdings to vote its shares of Common Stock in favor of the Board’s proposed slate of director nominees.  In addition, each of the Centerview Investors, the KKR Investors, the Vestar Investor and the AlpInvest Investor is required to take all reasonably necessary and practicable steps to exercise no more than one vote per share in the event that any of its shares of Common Stock are ever entitled to more than one vote per share pursuant to the Issuer’s Amended Articles of Incorporation. The initial board observers that were designated by the Centerview Investors, the KKR Investors and the Vestar Investor upon completion of the Mergers are David Hooper, Simon Brown and Kevin Mundt, respectively.

The terms of Blue Holdings GP provides that each of Centerview Capital, L.P., KKR 2006 Fund L.P., Vestar/Blue Investments I, L.P., and the AlpInvest Investor, shall have the ability to direct the vote of the Common Stock held by Blue Holdings and attributable to the Centerview Investors, the KKR Investors, the Vestar Investor and the AlpInvest Investor, respectively, through their limited partnership interests in Blue Holdings in respect of all proposals or resolutions that require a stockholder vote (other than as described in the immediately preceding paragraph with respect to the election of directors of the Issuer).  The Common Stock attributable to any other limited partners of Blue Holdings will be voted pro rata in accordance with how each of Centerview Capital, L.P., KKR 2006 Fund L.P., Vestar/Blue Investments I, L.P., and the AlpInvest Investor direct the vote of their respective shares of Common Stock (and if not all such investors so direct the vote, then pro rata in accordance with how the voting investors have so directed the vote).

Standstill

The Shareholders Agreement contains a standstill provision which is effective until (A) in the case of Centerview Capital and the Centerview Investors, KKR and the KKR Investors, Vestar and the Vestar Investor, the later of (1) one year after the applicable investor group no longer has a board observer and (2) the date on which the shares of Common Stock held by Blue Holdings which are attributable to such group of investors or held directly by such group of investors is less than 25% of the shares of Common Stock held by Blue Holdings initially attributable to such group of investors upon completion of the Mergers, (B) in the case of AlpInvest, the date on which the shares of Common Stock held by Blue Holdings which are attributable to the AlpInvest Investor or held directly by the AlpInvest Investor is less than 25% of the shares of Common Stock held by Blue Holdings initially attributable to the AlpInvest Investor upon completion of the Mergers, and (C) with respect to Blue Holdings, the date on which the standstill expires with respect to each investor.  During the time the standstill period is effective, the standstill provision prevents Blue Holdings, Centerview Capital and the Centerview Investors, KKR and the KKR Investors, Vestar and the Vestar Investors and AlpInvest and the AlpInvest Investor from, including other matters and subject to certain exceptions, (i) acquiring or offering to acquire any voting securities of the Issuer or rights to acquire any voting securities of the Issuer, (ii) depositing any voting securities of the Issuer into a trust or similar contract or subjecting any voting securities of the Issuer to any voting or similar arrangement, (iii) entering into or proposing to enter into any merger, recapitalization, restructuring, change in control or other similar extraordinary transaction involving the Issuer, (iv) making or participating in the solicitation of proxies to vote, or knowingly influencing in any manner any person with respect to the voting of, any voting securities of the Issuer, (v) calling a meeting of shareholders of the Issuer or initiating any shareholder proposal for action by shareholders of the Issuer, (vi) forming or joining a “group” within the meaning of Section 13 of the Exchange Act, (vii) acting alone or in concert with other to seek to control or influence the management or policies of the Issuer, (viii) publicly disclosing any intention or plan to do any of the foregoing or (ix) advising or assisting or knowingly encouraging, or entering into discussions concerning, any of the foregoing.

Restrictions on Transfer

The Shareholders Agreement generally restricts any transfers of shares of the Common Stock received in the Mergers for 90 days after the closing of the Mergers (the “Restricted Period”), with certain limited exceptions. Following this initial 90-day time period, the shares held by Blue Holdings, the Centerview Investors, the KKR Investors, the Vestar Investor and the AlpInvest Investor (in each case to the extent such person holds shares of Common Stock directly) are freely transferable provided that each such holder remains generally prohibited from transferring its shares of the Common Stock to holders of more than 5% of the Common Stock.  In addition, Blue Holdings, the Centerview Investors, the KKR Investors and the Vestar Investor (in each case to the extent such person holds shares of Common Stock directly) have been granted certain registration rights (discussed below).

Registration Rights

Blue Holdings, the Centerview Investors, the KKR Investors and the Vestar Investor (in each case to the extent such person holds shares of Common Stock directly), with respect to the shares of Common Stock held by such person (“registrable securities”), have certain registration rights after the Restricted Period, including (i) following the filing and effectiveness of an automatic shelf-registration statement registering all of the registrable securities (which the Issuer is obligated to file and keep effective as of the expiration of the Restricted Period in the event that the Issuer is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act)), the right to effect unlimited non-marketed underwritten offerings under such shelf or, in the event the Issuer is not a well-known seasoned issuer, the right to request that the Issuer file a shelf registration statement with respect to the registrable securities and effect unlimited non-marketed underwritten offerings under such shelf; (ii) up to five demand registration rights in the event that the Issuer is no longer eligible to use or otherwise ceases to maintain an effective shelf registration statement and rights to cause the Issuer to effect marketed underwritten offerings, in the aggregate; and (iii) piggyback registration rights that allow holders of registrable shares to require that shares of Common Stock owned by such holders be included in certain registration statements filed by the Issuer, in each case subject to certain restrictions and cutback provisions contained in the Shareholders Agreement.  In connection with these registration rights, the Issuer has agreed to effect certain procedural actions, including taking certain actions to properly effect any registration statement or offering and to keep the participating stockholder parties reasonably informed with adequate opportunity to comment and review, as well as enter into customary ancillary agreements.

The limited partners of Blue Holdings have agreed among themselves in the agreements concerning Blue Holdings that KKR 2006 Fund L.P. can cause the Issuer to exercise three, and the Vestar Investor can cause the Issuer to exercise two, of the five demand registrations and requests for a marketed underwritten offering that Blue Holdings is entitled to exercise pursuant to the Shareholders Agreement.  In connection with any such exercise, the other limited partners of Blue Holdings will have the right to join such demand or offering with respect to shares of Common Stock held by Blue Holdings attributable to such limited partner (and its affiliated investment funds), subject to certain cutback provisions.  Additionally, the limited partners of Blue Holdings have agreed among themselves that any of the Centerview Investors (upon action of Centerview

Capital, L.P.), the KKR Investors (upon action of KKR 2006 Fund L.P.) and the Vestar Investor may cause Blue Holdings to effect non-marketed underwritten offerings and transfers of the Common Stock pursuant to Rule 144 under the Securities Act or in a non-underwritten public offering pursuant to an existing and effective shelf-registration statement, and that the other limited partners of Blue Holdings shall be permitted to participate in any such transfer, with respect to shares of Common Stock held by Blue Holdings attributable to such limited partner (and its affiliated investment funds), subject to certain cutback provisions.

Termination

The Shareholders Agreement terminates with respect to KKR and the KKR Investors, Vestar and the Vestar Investor and AlpInvest and the AlpInvest Investor on the date that the shares of Common Stock held by Blue Holdings which are attributable to such group of investors or held directly by such group of investors is less than 1% of the Issuer’s outstanding voting power so long as all securities then attributable to such group of investors can be sold in one transaction pursuant to Rule 144 under the Securities Act, and if not, the Shareholders Agreement terminates when that is the case. The Shareholders Agreement terminates with respect to Centerview Capital and the Centerview Investors on the later of the date that the shares of Common Stock held by Blue Holdings which are attributable to the Centerview Investors or held directly by the Centerview Investors is less than 1% of the Issuer’s outstanding voting power or the date on which the Centerview Investors’ right to appoint a board observer terminates so long as all securities then attributable to the Centerview Investors can be sold in one transaction pursuant to Rule 144 under the Securities Act, and if not, the Shareholders Agreement terminates when that is the case.  The Shareholders Agreement terminates with respect to Blue Holdings upon the earlier of (1) the termination of the agreement with respect to each of Centerview Capital and the Centerview Investors, KKR and the KKR Investors, Vestar and the Vestar Investor and AlpInvest and the AlpInvest Investor and (2) the date that Blue Holdings no longer beneficially owns any shares of Common Stock.

The foregoing description of the terms of the Shareholders Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit B hereto and incorporated herein by reference.

Item 7.                              Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of April 2, 2015, by and among the Reporting Persons.
Exhibit B

Shareholders Agreement, dated as of February 3, 2015, among The J.M. Smucker Company, Blue Holdings, Kohlberg Kravis Roberts & Co., L.P., Vestar Capital Partners, Centerview Capital Management LLC, AlpInvest US Holdings, LLC, and each of the stockholders whose name appears on the signature pages thereto and any person who becomes a party pursuant to Section 2.1(b)(ii) thereof (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2015 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 2, 2015

CENTERVIEW CAPITAL, L.P.

By: Centerview Capital GP, L.P., its general partner

By: Centerview Capital GP, LLC, its general partner

	By:	/s/ Jeanne Vicari
	Name:	Jeanne Vicari
	Title:	Vice President

CENTERVIEW CAPITAL GP, L.P.

By: Centerview Capital GP, LLC, its general partner

	By:	/s/ Jeanne Vicari
	Name:	Jeanne Vicari
	Title:	Vice President

CENTERVIEW CAPITAL GP, LLC

	By:	/s/ Jeanne Vicari
	Name:	Jeanne Vicari
	Title:	Vice President

CENTERVIEW CAPITAL HOLDINGS, LLC

	By:	/s/ Jeanne Vicari
	Name:	Jeanne Vicari
	Title:	Vice President

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, without par value of The J.M. Smucker Company, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 2, 2015

CENTERVIEW CAPITAL, L.P.

By: Centerview Capital GP, L.P., its general partner

By: Centerview Capital GP, LLC, its general partner

	By:	/s/ Jeanne Vicari
	Name:	Jeanne Vicari
	Title:	Vice President

CENTERVIEW CAPITAL GP, L.P.

By: Centerview Capital GP, LLC, its general partner

	By:	/s/ Jeanne Vicari
	Name:	Jeanne Vicari
	Title:	Vice President

CENTERVIEW CAPITAL GP, LLC

	By:	/s/ Jeanne Vicari
	Name:	Jeanne Vicari
	Title:	Vice President

CENTERVIEW CAPITAL HOLDINGS, LLC

	By:	/s/ Jeanne Vicari
	Name:	Jeanne Vicari
	Title:	Vice President